SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibits.

Exhibit Number	Description of Exhibit

Exhibit 1	February 26, 2008 Press Release announcing that Futuremedia PLC (“Futuremedia”) intends to transfer its listing to the OTC Bulletin Board.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By: /s/ George O’Leary
Name:	George O'Leary
Title:	Chief Executive Officer
Date: February 26, 2008

FUTUREMEDIA ANNOUNCES INTENTENTION TO TRANSFER LISTING TO THE OTC BULLETIN BOARD

Brighton, England - February 26, 2008 - Futuremedia plc (NasdaqCM: FMDA), a leading e-learning provider and design, exhibition and events agency, announced today that on February 20, 2008, following the filing of its Annual Report on Form 20-F (“Form 20-F”), the Company received an additional notice from Nasdaq indicating that it no longer satisfies the Nasdaq stockholders’ equity requirement of $2.5 million, as set forth in Marketplace Rule 4310(c)(3). As previously announced, the Company initially received a Nasdaq notice of non-compliance based on the delay in filing its Form 20-F.

The Company met with a Nasdaq Listing Qualifications Panel on February 21, 2008 to review its compliance status. While the Company was able to demonstrate that it had regained compliance with Nasdaq’s filing requirement, it advised the Panel that it did not expect to return to compliance with the stockholders’ equity requirement for continued listing on The Nasdaq Capital Market within the near term and that it planned to transfer its securities to the OTC Bulletin Board (“OTCBB”). In that regard, the Company has been advised that on February 21, 2008 a market maker filed the requisite application to quote the Company’s securities on the OTCBB with the Financial Industry Regulatory Authority (“FINRA”). The Company is presently awaiting notice from Nasdaq as to the date of delisting. It is the Company’s expectation that FINRA will clear the market maker’s application promptly following the issuance of the Nasdaq notice and that the Company’s securities will be eligible for trading on the OTCBB following the delisting from Nasdaq. The Company plans to make a further announcement on the timing of the transfer to the OTCBB following receipt of the Nasdaq notice.

Pursuant to the requirement of Nasdaq Marketplace Rule 4350(b)(1)(B), the Company’s auditor, as set forth in the Form 20-F filing, expressed doubt about the Company’s ability to continue as a going concern for the third consecutive fiscal year.

However, As George O’Leary, CEO of Futuremedia, expressed in last month’s shareholder call, “we believe the company has made positive strides with our Button Group operations and are poised to make further gains as we enter the historically higher revenue half of the fiscal year. After securing additional funding, we believe the resources are now in place for Futuremedia Learning to implement its operational plan and begin to see better results.”

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk.

About OTC Bulletin Board

The OTC Bulletin Board (OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. An OTC equity security generally is any equity that is not listed or traded on a national securities exchange. OTCBB securities include national, regional, and foreign equity issues, warrants, units, ADRs, and Direct Participation Programs. More information is available at http://www.otcbb.com.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's listing status; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's inability to maintain its listing on the Nasdaq; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:

US - Mike Smargiassi/Dianne Pascarella
Brainerd Communicators, Inc.
+1 212-986-6667
ir@futuremedia.co.uk